

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 17, 2008

Mr. Terry McConnaughey
President and Director
Silver Butte Co., Inc.
520 Cedar Street
Sandpoint, ID  83864

> **Re:     Silver Butte Co., Inc.**
> **Form 8-K/A2**
> **Filed April 8, 2008**
> **File No. 001-05790**

Dear Mr. McConnaughey:

We have completed our review of your Form 8-K/A2 and related filings, and have no further comments at this time.

Sincerely,

Donald F. Delaney
Staff Accountant